Filed pursuant to Rule 253(g)(2)

File No. 024-11004

EXPLANATORY NOTE

This is a supplement to the offering statement on Form 1-A/A filed by Knightscope, Inc. (the “Company”). It is not a complete restatement of the offering statement, but rather only covers changes made to the offering statement that was qualified by the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2019. The amended and restated offering statement qualified by the SEC is available here: https://www.sec.gov/Archives/edgar/data/1600983/000114420419035041/tv525280_partiiandiii.htm.

Additional information about the Company is available it its Annual Report filed on the Form 1-K, available here:
https://www.sec.gov/Archives/edgar/data/1600983/000114420419022062/tv519342_1k.htm; in a current report filed on the Form 1-U, available here:
https://www.sec.gov/Archives/edgar/data/1600983/000114420419036345/tv526063_1u.htm, and in its Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1600983/000114420419046297/0001144204-19-046297-index.htm, and each is hereby incorporated by reference herein.

This supplement, among other items noted herein, covers a change in the Plan of Distribution to reflect that in such states where it is registered as a broker-dealer, the offering will be conducted with StartEngine Primary, LLC as its sole placement agent. The offering will continue to utilize www.StartEngine.com as the sole technology platform to facilitate the Company’s solicitation of investors.

SUPPLEMENT DATED OCTOBER 21, 2019

TO OFFERING CIRCULAR DATED JULY 18, 2019

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

UP TO 6,250,000 SHARES OF SERIES S PREFERRED STOCK CONVERTIBLE INTO SHARES OF CLASS A COMMON STOCK

SEE “SECURITIES BEING OFFERED” AT PAGE 40 OF THE OFFERING STATEMENT

MINIMUM INDIVIDUAL INVESTMENT: 125 Shares ($1,000)

	Price Per Share to Public	Total Number of Shares Being Offered	Proceeds to Issuer, before expenses, discounts and commissions*
Series S Preferred Stock	$8.00	6,250,000	$50,000,000

An Issuer may raise an aggregate of up to $50 million in a 12-month period pursuant to Tier II of Regulation A of the Securities Act in this offering (this “Offering”).

* Knightscope, Inc. (the “Company”) previously engaged Maxim Group LLC to serve as its placement agent to assist in the placement of its securities. During the time of the engagement with Maxim Group LLC, the Company received gross investment of approximately $392,400 and paid approximately $24,085 in fees and commissions to Maxim Group LLC. The Company engaged StartEngine Crowdfunding, Inc. to utilize its technology platform located at www.startengine.com. (“StartEngine”). As of July 17, 2019, the Company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as its placement agent in such states in which StartEngine Primary is registered. The Company received gross investment of approximately $180,720 and paid $9,036 in fees and commissions to StartEngine Primary. The Company will pay a cash commission of 6.5% to StartEngine Primary on sales of securities into states which it is registered. See “Plan of Distribution” for details regarding the compensation payable to placement agents in connection with this offering.

The Company expects that the amount of expenses of the offering that it will pay will be approximately $3,250,000, not including state filing fees.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date that is twelve months from the date this Offering Statement is qualified by the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”), or (3) the date at which the offering is earlier terminated by the Company in its sole discretion, which may occur at any time. The offering is being conducted on a best-efforts basis without any minimum target. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

In the event the Company raises enough capital and acquires enough round lot investors to qualify for a listing on Nasdaq or another exchange, the Company intends to file an amendment to this Form 1-A to follow the disclosure format of Form S-1 and subsequently to file a Form 8-A in order to register the Company’s Common Stock with the Commission and list publicly following the conclusion of this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7 of the Offering Statement.

Sales of these securities commenced shortly after the date that the Offering Statement was qualified by the Commission.

The Company is following the “Offering Circular” format of disclosure under Regulation A in the Offering Statement.

The following disclosure amends, restates and supersedes the applicable portions of the Offering Statement to which it relates:

In this Offering Circular, the terms “Knightscope,” “we,” “us,” “our” or “the Company” refer to Knightscope, Inc

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Knightscope, Inc. (the “Company,” “we,” “us” or “Knightscope”) was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Data Machines (“ADMs”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ADM (“K5”) for outdoor usage, (2) the K3 ADM (“K3”) for indoor usage, and (3) the K1 ADM (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all of its customers, a browser-based interface that allows customers real time data access. The Company works continuously to improve and upgrade the ADMs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 was completed in December 2013 and the first version of the K3 was completed in June 2016. The Company began producing the first K1 units during March 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a Machine-as-a-Service (“MaaS”) business model. Since June 2016, we have recognized recurring monthly revenues averaging between $4,200-$8,400 per ADM per month, which includes the ADM rental as well as setup, configuration, maintenance, service, support, data transfer, KSOC access, charging system and unlimited software, firmware and select hardware upgrades when and if available. We charge additional fees for special decals or other markings on the ADMs as well as cellular costs in certain locations.

Our current primary focus is on the deployment and marketing of our core technologies. We are also working on the development and eventual production of the K7 ADM (“K7”) for multi-terrain outdoor usage, which will be built on a four-wheel architecture and have the capability to operate in more difficult environments. We continue to generate customer orders and our production of machines is currently conducted out of our primary corporate headquarters located in Mountain View, California.

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THE OFFERING

Securities offered:	Maximum of 6,250,000 shares of Series S Preferred Stock (the “Shares”), initially convertible into shares of Class A Common Stock at a ratio of 1:1, which conversion ratio has been adjusted and is subject to further adjustment as described in the section titled “Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock” below

Class B Common Stock outstanding immediately before the Offering (1)	10,179,000 shares

Class A Common Stock outstanding immediately before the Offering (1)	0 shares

Series A Preferred Stock outstanding immediately before the Offering	8,936,015 shares

Series B Preferred Stock outstanding immediately before the Offering	4,653,583 shares

Series m Preferred Stock outstanding immediately before the Offering	5,339,215 shares

Series m-2 Preferred Stock outstanding immediately before the Offering	1,660,756 shares
Series m-3 Preferred Stock outstanding immediately before the Offering	16,757 shares

Series m-4 Preferred Stock outstanding immediately before the Offering	1,432,786 shares

Series S Preferred Stock outstanding immediately before the Offering	469,140 shares

Use of Proceeds	The net proceeds of this offering will be used to for working capital and growth capital purposes, including increasing sales and optimizing production of our ADMs. The details of our plans are set forth in “Use of Proceeds.”

(1)	Does not include shares issuable upon the exercise of options issued under the 2014 Equity Incentive Plan, shares allocated for issuance pursuant to the 2014 Equity Incentive Plan, the 2016 Equity Incentive Plan or outstanding warrants.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table presents the Company’s capitalization as of July 11, 2019 and compares the price that new investors are paying for their shares with the effective cash price paid by existing stockholders, assuming full conversion of preferred stock and full vesting and exercise of outstanding stock options, and based on the assumption that the price per share in this offering is $8.00. This method gives investors a better picture of what they will pay for their investment compared to the Company’s insiders.

INCLUDING ALL ISSUED (NON-FORFEITED) OPTIONS AND SHARES:

	Dates Issued	Issued Shares	Potential Shares		Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock	2013-2015	10,179,000			10,179,000	$0.0038	(1)
Series A Preferred Stock	2014-2015	4,200,889			4,200,889	0.8932
Series A Preferred Stock (issued in exchange for conversion of convertible notes)	2014	4,735,126			4,735,126	0.3317	(2)
Series B Preferred Stock	2015-2016	4,322,005			4,322,005	2.0401
Series B Preferred Stock (issued in exchange for conversion of convertible notes)	2016	331,578			331,578	1.7340	(2)
Series m Preferred Stock	2017	5,339,215			5,339,215	$3.00
Series m-2 Preferred Stock	2018	1,660,756			1,660,756	$3.00
Series m-3 Preferred Stock	2017-2018	16,757	0		16,757	$3.50
Series m-4 Preferred Stock	2019	1,432,786	0	(3)	1,432,786	$3.50	(3)
Series S Preferred Stock	2018-2019	469,140			469,140	$8.00
Outstanding Stock Options	Various		7,679,635	(4)	7,679,635	$0.99	(5)
Warrants	Various		2,166,735	(4)	2,166,735	$3.72	(5)

Total Common Share Equivalents		32,687,252	9,846,370		42,533,622
Investors in this offering, assuming $50 million raised		6,250,000			6,250,000	$8.0000

Total after inclusion of this offering		38,937,252	9,846,370		48,783,622

(1)	Common shares issued for various prices ranging from $0.001 to $0.16 per share. Weighted average pricing presented.

(2)	Convertible notes were converted at a discount to the triggering preferred stock offering. The table presents the effective pricing of the conversion based on the original principal and accrued interest on the note.

(3)	1,432,786 shares of Series m-4 Preferred Stock were issued in exchange for 1,432,786 shares of Series m-3 Preferred Stock at a ratio of 1:1 in connection with the investors receiving such stock investing additional capital into the Company pursuant to the terms of the Convertible Note Financing.

(4)	Assumes conversion at exercise price of all outstanding warrants and options.

(5)	Stock option and warrant pricing is the weighted average exercise price of outstanding options and warrants, respectively.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million post money (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $17,800.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued and may issue in the future, and the terms of those notes.

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If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

The Company is offering up to 6,250,000 shares of Series S Preferred Stock, as described in this Offering Circular.

Since September 17, 2019, the Company has engaged StartEngine Primary as its sole placement agent to assist in the placement of its securities in those states it is registered to undertake such activities. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at https://www.startengine.com/. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

We have agreed to pay the placement agents a placement agent fee equal to 6.5% of the aggregate purchase price of the shares of our Series S Preferred Stock sold in this offering.

The following table shows the per share and total cash placement agents commissions we will pay to the placement agents in connection with this offering, assuming the purchase of all of the shares offered hereby:

	Per Share	Total
Public offering price	$8.00	$50,000,000.00
Placement Agent commissions	$0.52	$3,250,000.00
Proceeds, before expenses, to us	$7.48	$46,750,000.00

Placement Agent Compensation

In addition to commissions, we are responsible for all out-of-pocket accountable expenses in connection with this Offering up to a maximum aggregate expense of $60,000.

Assuming that the full amount of the offering is raised, we estimate that the legal and audit expenses of the offering payable by us, excluding the placement agents’ fees, will be approximately $520,000, excluding marketing expenses, which are expected to be approximately $150,000 per month and which may increase as the Company obtains sufficient capital to allow it to do so.

Other Terms

The Company is not under any contractual obligation to engage StartEngine Primary to provide any services to the Company after this offering, and has no present intent to do so.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. The Online Platform is the sole technology platform for the solicitation and sales of securities in this offering. In addition, StartEngine will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the Company will reimburse StartEngine for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Services Agreement.

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Subscription Procedure

The Offering Statement has been qualified by the Commission as of July 18, 2019, and the Company is accepting tenders of funds to purchase the Series S Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire or ACH only, or credit and debit cards, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The Company has entered into an Escrow Services Agreement with Prime Trust, LLC (the “Escrow Agent”). Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this Offering. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales and cash on hand ($0.3 million as of August 30, 2019) as well as other private financing offerings until it gets to profitability through an increased number of machines-in-network.

The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this Offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this Offering. All inquiries regarding this Offering or escrow should be made directly to the Company.

Previous Commissions and Discounts

The Company previously engaged Maxim Group LLC as its placement agent to assist in the placement of its securities, subject to the terms and conditions of the placement the agency agreement dated March 12, 2019, as amended from time to time. During the course of that engagement, the Company sold approximately $410,400 worth of its shares of Series S Preferred Stock.

The following table shows the total discounts and commissions payable to Maxim Group LLC in connection with its previous participation in the offering:

	Per Share	Total
Public offering price	$8.00	$50,000,000.00
Placement Agent commissions	$0.52	$3,250,000.00
Proceeds, before expenses, to us	$7.48	$46,750,000.00

Selling Securityholders

No securities are being sold for the account of securityholders; all net proceeds of this offering will go to the Company.

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ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We are required to make annual and semi-annual filings with the SEC. We will make annual report filings on Form 1-K, which was filed on April 30, 2019, and 120 days after the end of the fiscal year thereafter. The annual report will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28th each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC. We hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

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